                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934
                              (Amendment No. 34)*

                            RALLY'S HAMBURGERS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  751203-10-0
                                 --------------
                                 (CUSIP Number)

                              Gary N. Jacobs, Esq.
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                   2121 Avenue of the Stars, Eighteenth Floor
                         Los Angeles, California 90067

                                 (310) 553-3000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 21, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box G.

Check the following box if a fee is being paid with the statement G.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

------------------                                            ------------------
CUSIP NO. 00760G10                    13 D                    PAGE 2 OF 6 PAGES
------------------                                            ------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               GIANT GROUP, LTD.
               I.R.S. # 23-0622690
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY
--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
               N/A
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6        CITIZEN OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
       NUMBER OF                    1,739,374 shares**
        SHARES           -------------------------------------------------------
     BENEFICIALLY        8     SHARED VOTING POWER
       OWNED BY                     -0-
         EACH            -------------------------------------------------------
   REPORTING PERSON      9     SOLE DISPOSITIVE POWER
                                    1,739,374 shares**
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,739,374**
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13        PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Excludes shares owned by KCC Delaware Company, a wholly owned subsidiary.

---------------------                                         ------------------
CUSIP NO. 751203/10-0                 13 D                    PAGE 3 OF 6 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               KCC DELAWARE COMPANY
               I.R.S. # 23-2360456
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
               N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6         CITIZEN OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
       NUMBER OF                    1,397,475 shares**
        SHARES           -------------------------------------------------------
     BENEFICIALLY        8     SHARED VOTING POWER
       OWNED BY                     -0-
         EACH            -------------------------------------------------------
   REPORTING PERSON      9     SOLE DISPOSITIVE POWER
                                    1,397,475 shares**
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,397,475
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13        PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        Reference is hereby made to that certain Schedule 13D, dated October 20, 1989, as amended, filed by GIANT GROUP, LTD., a Delaware corporation ("GIANT"), and KCC Delaware Company, a Delaware corporation ("KCC") (as to Amendments Nos. 24-33), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), collectively referred to herein as the "Schedule." Unless otherwise indicated herein, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule, as amended to date, remains unchanged. The Schedule is hereby amended as follows:

        ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is hereby amended to correct the address of GIANT's principal business and principal office. GIANT's address is 9000 Sunset Boulevard, 16th Floor, Los Angeles, California 90069.

        ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 of the Schedule is hereby amended by adding the following:

        On September 21, 1997, CKE Restaurants, Inc. ("CKE"), Fidelity National Financial, Inc. ("Fidelity"), GIANT and Rally's entered into a nonbinding letter of intent (the "Letter of Intent"), a copy of which is attached hereto as
Exhibit 41 and incorporated herein by reference. Pursuant to the Letter of Intent, Rally's would acquire all of the shares of the common stock of Checker's Drive-In Restaurants, Inc., a Delaware corporation ("Checkers") held by CKE, Fidelity and GIANT (as well as certain of GIANT's affiliates and related parties, including KCC) in exchange for shares of Rally's common stock and a new series of Rally's preferred stock. On September 22, 1997 Rally's issued a press release regarding the Letter of Intent and the transactions contemplated thereby, a copy of which is attached hereto as Exhibit 42 and incorporated herein by reference. After consummation of the acquisition, it is anticipated that certain administrative and operational functions may be combined.

        Except as set forth herein, neither GIANT nor KCC has any current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 4 to this Amendment, which is incorporated herein by this reference.



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

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.          Description
     -----------          -----------
        41         Letter of Intent, dated September 21, 1997, from Rally's
                   Hamburgers, Inc., to CKE Restaurants, Inc., Fidelity National
                   Financial, Inc., and GIANT GROUP, LTD.

        42         Press release, dated September 22, 1997, issued by Rally's
                   Hamburgers, Inc.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1997

                                        GIANT GROUP, LTD.

                                        By: /s/ Patricia Hutchins
                                           -------------------------------------


                                        KCC Delaware Company

                                        By: /s/ Patricia Hutchins
                                           -------------------------------------



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